ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

www.ProShares.com

March 2, 2017

VIA EDGAR CORRESPONDENCE

Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Mr. Ellington:

We are writing to respond to the follow-up comments that you communicated to us by telephone on February 23, 2017, relating to our Correspondence letter filed on February 13, 2017 for ProFunds, Access One Trust, and ProShares Trust (the “Correspondence Letter”). For ease of reference, the Staff’s comments have been restated in italics before our responses.

1.	Comment: With reference to comment 13 in the Correspondence Letter, please inform the Staff as to the controls put in place to identify all Acquired Fund Fees and Expenses (AFFE) related to business development company (BDC) holdings of ProShares Trust’s funds.

Response: ProShares Trust’s Administrator has implemented additional procedural measures designed to ensure more accurate reporting of AFFE. For example, the Administrator will prepare and review an additional report in order to identify BDC holdings. In addition, each time the prospectus Fee Table for Funds with AFFE is updated, the Administrator will perform reasonableness checks comparing current year BDC holdings and AFFE per Fund against prior year results to ensure the reasonableness of the AFFE presented. The Funds Chief Compliance Officer will review these procedural measures as part of the Funds’ Rule 38a-1 compliance program.

2.	Comment: With reference to comment 18 in the Correspondence Letter, please confirm for the Staff the reason for difference in ProShares Investment Grade—Interest Rate Hedged’s disclosure in the referenced Management Discussion of Fund Performance section and the Statement of Investments.

Response: The difference in the referenced Fund’s disclosure in the Management Discussion of Fund Performance (MDFP) section and the Statement of Investments is due to the use of different classification “levels”. The Statement of Investments uses Level 3 (Industry) Global Industry Classification Standard (GICS) for the Fund holdings. The MDFP uses Level 1 (Sector) for the Index constituents. The Fund’s investments in the securities of a particular industry are concentrated to approximately the same extent as its underlying index.

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We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding the Correspondence Letter, please contact me at (240) 497-6578.

Very truly yours,

/s/ Robert J. Borzone, Jr.

Vice President and Legal Counsel

ProShare Advisors LLC

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